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                                                               Exhibit (a)(9)

PRESS RELEASE
FOR IMMEDIATE RELEASE                                           [STERIS LOGO]

CONTACTS: Michael A. Keresman, III, Senior Vice President and CFO
          Gerard J. Reis, Vice President Business and Professional Relations
          (216) 354-2600






                          STERIS CORPORATION CLOSES
                       TENDER OFFER FOR ISOMEDIX STOCK

        Mentor, Ohio (Wednesday, September 17, 1997) -- STERIS Corporation (NASDAQ:STRL) and Isomedix, Inc. (NYSE:ISO) today jointly announced that the tender offer of STERIS, through its wholly-owned subsidiary STERIS Acquisition Corporation for all the outstanding shares of common stock of Isomedix at a price of $20.50 per share, expired at 12:00 midnight, on Tuesday, September 16, 1997. According to the depository for the offer, 6,263,670 shares, representing approximately 96% of the issued and outstanding shares of Isomedix, were tendered pursuant to the offer (including approximately 207,804 shares subject to guarantees of delivery). STERIS has notified the depository that it will purchase all shares tendered.

        STERIS plans to promptly effect the merger of STERIS Acquisition Corporation into Isomedix. In the merger each remaining outstanding share of Isomedix will be converted into the right to receive $20.50 net in cash and Isomedix will become a wholly-owned subsidiary of STERIS.

        Isomedix provides contract sterilization and microbial reduction services to manufacturers of pre-packaged products, including healthcare and consumer products, through a network of eleven gamma facilities and five ethylene oxide facilities (four of which are combined gamma/ethylene oxide) in the United States, Canada, and Puerto Rico. A new electron-beam facility in Illinois is scheduled to begin operations later this year.

        STERIS Corporation is a leading provider of infection prevention, contamination prevention, and surgical support systems, products, services, and technologies to healthcare, scientific, research, and industrial Customers throughout the world. Customer Support facilities are located in major global market centers with manufacturing operations in the United States, Canada, Germany, and Finland.


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